FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003

Mexican Economic Development, Inc.
(Translation of Registrant's Name Into English)

Mexico
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): x

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes__ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Summary of Contents

The following data represents financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Fomento Económico Mexicano, S.A. de C.V. for the twelve months and quarter ended September 30, 2003. It contains the following tables:

- Consolidated Balance Sheet
- Consolidated Income Statement
- Consolidated Statement of Changes in Financial Position
- Consolidated Ratios
- Data per Share
- Notes to the Consolidated Financial Statements
- Discussion and Analysis of the Director General on the Financial Condition and Results of Operations of the Company
- Accompanying Notes to the Consolidated Financial Statements
- Relations of Investments in Shares
- Summary Schedule of Credit and Loans
- Trade Balance and Monetary Position in Foreign Currency
- Integration and Income Calculation by Monetary Position
- Bonds and Medium Term Notes Listed in Stock Market
- Plants, Commerce Centers or Distribution Centers
- Main Raw Materials
- Sales Distribution by Product: Domestic Sales
- Sales Distribution by Product: Foreign Sales
- Integration of the Paid Capital Stock
- Project Information
- Transactions in Foreign Currency and Conversion of Consolidated Balance Sheets of Foreign Operations

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 30 DE SEPTIEMBRE DE 2003 Y 2002
(Miles de Pesos)

Impresión Previa

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**102,400,337**	**100**	**54,447,752**	**100**
2	**ACTIVO CIRCULANTE**	**22,135,885**	**22**	**18,541,207**	**34**
3	EFECTIVO E INVERSIONES TEMPORALES	9,836,801	10	9,515,859	17
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	4,305,752	4	3,192,252	6
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	1,387,239	1	1,051,426	2
6		6,606,093	6	4,781,670	9
7	OTROS ACTIVOS	0	0	0	0
8	**LARGO PLAZO**	**1,280,614**	**1**	**562,514**	**1**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	194,376	0	39,648	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS ASOCIADAS NO CONSOLIDADAS	1,086,238	1	522,866	1
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**40,790,014**	**40**	**29,462,904**	**54**
13	INMUEBLES	5,139,312	5	3,579,009	7
14	MAQUINARIA Y EQUIPO	59,903,305	58	43,036,493	79
15	OTROS EQUIPOS	0	0	0	0
16	DEPRECIACION ACUMULADA	26,309,228	26	18,786,567	35
17	CONSTRUCCIONES EN	2,056,625	2	1,633,969	3
18	**ACTIVO DIFERIDO (NETO)**	**37,371,387**	**36**	**5,245,917**	**10**
19	**OTROS ACTIVOS**	**822,437**	**1**	**635,210**	**1**
20	**PASIVO TOTAL**	**59,953,594**	**100**	**22,123,974**	**100**
21	**PASIVO CIRCULANTE**	**19,230,019**	**32**	**9,760,056**	**44**
22	PROVEEDORES	6,198,935	10	3,991,330	18
23	CREDITOS BANCARIOS	7,660,003	13	2,555,173	12
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	1,501,745	3	1,133,449	5
26	OTROS PASIVOS	3,869,336	6	2,080,104	9
27	**PASIVO A LARGO PLAZO**	**33,053,602**	**55**	**6,830,198**	**31**
28	CREDITOS BANCARIOS	33,053,602	55	6,830,198	31
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**4,970,488**	**8**	**4,982,042**	**23**
32	**OTROS PASIVOS**	**2,699,485**	**5**	**551,678**	**2**
33	**CAPITAL CONTABLE**	**42,446,743**	**100**	**32,323,778**	**100**
34	**PARTICIPACION MINORITARIA**	**16,248,008**	**38**	**9,584,004**	**30**
35	**CAPITAL CONTABLE MAYORITARIO**	**26,198,735**	**62**	**22,739,774**	**70**
36	**CAPITAL CONTRIBUIDO**	**16,040,369**	**38**	**14,372,969**	**44**
37	CAPITAL SOCIAL PAGADO	2,648,655	6	2,648,655	8
38	ACTUALIZACION CAPITAL SOCIAL	1,526,034	4	1,526,034	5
39	PRIMA EN VENTA DE	10,198,280	24	10,198,280	32
40	APORTACIONES PARA FUTUROS AUMENTOS DE	1,667,400	4	0	0
41	**CAPITAL GANADO (PERDIDO)**	**10,158,366**	**24**	**8,366,805**	**26**
42	RESULTADOS ACUMULADOS Y RESERVA DE	12,477,608	29	9,896,561	31
43	RESERVA PARA RECOMPRA DE	2,729,813	6	2,729,813	8
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION CAPITAL CONTABLE	(6,916,407)	(16)	(6,414,094)	(20)
45	**RESULTADO NETO DEL EJERCICIO**	1,867,352	4	2,154,525	7

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Previa**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**9,836,801**	**100**	**9,515,859**	**100**
46	EFECTIVO	1,461,430	15	874,429	9
47	INVERSIONES	8,375,371	85	8,641,430	91
18	**CARGOS DIFERIDOS**	**37,371,387**	**100**	**5,245,917**	**100**
48	GASTOS AMORTIZABLES	5,255,356	14	4,640,867	88
49	CREDITO MERCANTIL	214,923	1	204,543	4
50	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	31,901,108	85	400,507	8
21	**PASIVO CIRCULANTE**	**19,230,019**	**100**	**9,760,056**	**100**
52	PASIVOS EN MONEDA	11,492,888	60	3,445,795	35
53	PASIVOS EN MONEDA	7,737,131	40	6,314,261	65
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO	0	0	0	0
56	PORCION CIRCULANTE DE	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**3,869,336**	**100**	**2,080,104**	**100**
57	OTROS PASIVOS CIRCULANTES CON	8,200	0	10,351	0
58	OTROS PASIVOS CIRCULANTES SIN	3,861,136	100	2,069,753	100
27	**PASIVO A LARGO PLAZO**	**33,053,602**	**100**	**6,830,198**	**100**
59	PASIVO EN MONEDA	15,057,147	46	6,289,190	92
60	PASIVO EN MONEDA	17,996,455	54	541,008	8
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO	0	0	0	0
30	**OTROS CREDITOS**	**0**	**100**	**0**	**100**
63	OTROS CREDITOS CON	0	0	0	0
64	OTROS CREDITOS SIN	0	0	0	0
31	**CREDITOS DIFERIDOS**	**4,970,488**	**100**	**4,982,042**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	3,402,694	68	4,047,824	81
67	OTROS	1,567,794	32	934,218	19
32	**OTROS PASIVOS**	**2,699,485**	**100**	**551,678**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	2,699,485	100	551,678	100
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(6,916,407)**	**100**	**(6,414,094)**	**100**
70	RESULTADO ACUMULADO POR POSICION	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO RIOS	(6,916,407)	(100)	(6,414,094)	(100)

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2003**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

OTROS CONCEPTOS

(Miles de Pesos)

Impresión Previa

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	2,905,866	8,781,151
73	FONDO PARA PENSIONES Y PRIMA DE	1,567,794	934,218
74	NUMERO DE FUNCIONARIOS	941	724
75	NUMERO DE EMPLEADOS	47,124	18,565
76	NUMERO DE OBREROS (*)	38,361	22,262
77	NUMERO DE ACCIONES EN CIRCULACION	5,297,310,450	5,297,310,450
78	NUMERO DE ACCIONES RECOMPRADAS	0	0

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2003**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Previa

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**52,931,709**	**100**	**40,450,667**	**100**
2	COSTO DE	27,443,014	52	20,049,405	50
3	**RESULTADO BRUTO**	**25,488,695**	**48**	**20,401,262**	**50**
4	GASTOS DE	17,149,444	32	13,186,891	33
5	**RESULTADO DE OPERACION**	**8,339,251**	**16**	**7,214,371**	**18**
6	COSTO INTEGRAL DE FINANCIAMIENTO	2,939,306	6	178,397	0
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**5,399,945**	**10**	**7,035,974**	**17**
8	OTRAS OPERACIONES FINANCIERAS	690,360	1	749,103	2
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**4,709,585**	**9**	**6,286,871**	**16**
10	PROVISION PARA IMPUESTOS Y	1,898,412	4	2,824,785	7
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**2,811,173**	**5**	**3,462,086**	**9**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**2,811,173**	**5**	**3,462,086**	**9**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**2,811,173**	**5**	**3,462,086**	**9**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**2,811,173**	**5**	**3,462,086**	**9**
19	PARTICIPACION MINORITARIA	943,821	2	1,307,561	3
20	**RESULTADO NETO MAYORITARIO**	**1,867,352**	**4**	**2,154,525**	**5**

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2003**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Previa

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**52,931,709**	**100**	**40,450,667**	**100**
21	NACIONALES	44,281,880	84	37,680,578	93
22	EXTRANJERAS	8,649,829	16	2,770,089	7
23	CONVERSION EN DOLARES	787,064	1	252,055	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**2,939,306**	**100**	**178,397**	**100**
24	INTERESES PAGADOS	1,943,670	66	656,045	368
25	PERDIDA EN CAMBIOS	1,287,092	44	(311,484)	(175)
26	INTERESES GANADOS	581,129	20	312,181	175
27	GANANCIA EN CAMBIOS	(759,421)	(26)	(568,041)	(318)
28	RESULTADO POR POSICION	(469,748)	(16)	(422,024)	(237)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**690,360**	**100**	**749,103**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	690,360	100	749,103	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**1,898,412**	**100**	**2,824,785**	**100**
32	I.S.R.	1,935,927	102	2,626,848	93
33	I.S.R. DIFERIDO	(264,094)	(14)	4,315	0
34	P.T.U.	226,579	12	193,622	7
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Previa

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	52,764,989	40,302,774
37	RESULTADO FISCAL DEL	0	0
38	VENTAS NETAS (**)	66,952,667	53,596,070
39	RESULTADO DE OPERACION	10,843,026	9,490,185
40	RESULTADO NETO MAYORITARIO (**)	2,612,354	3,375,651
41	RESULTADO NETO (**)	4,063,358	5,221,213

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: FEMSA TRIMESTRE: 3 AÑO: 2003

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Previa

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**20,782,417**	**100**	**14,098,916**	**100**
2	COSTO DE	10,767,345	52	6,864,824	49
3	**RESULTADO BRUTO**	**10,015,072**	**48**	**7,234,092**	**51**
4	GASTOS DE	6,780,676	33	4,541,359	32
5	**RESULTADO DE OPERACION**	**3,234,396**	**16**	**2,692,733**	**19**
6	COSTO INTEGRAL DE FINANCIAMIENTO	1,435,243	7	296,323	2
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**1,799,153**	**9**	**2,396,410**	**17**
8	OTRAS OPERACIONES FINANCIERAS	137,166	1	506,095	4
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**1,661,987**	**8**	**1,890,315**	**13**
10	PROVISION PARA IMPUESTOS Y	616,844	3	1,005,035	7
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**1,045,143**	**5**	**885,280**	**6**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,045,143**	**5**	**885,280**	**6**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,045,143**	**5**	**885,280**	**6**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**1,045,143**	**5**	**885,280**	**6**
19	PARTICIPACION MINORITARIA	353,314	2	282,011	2
20	**RESULTADO NETO MAYORITARIO**	**691,829**	**3**	**603,269**	**4**

CLAVE DE COTIZACION: FEMSA TRIMESTRE: 3 AÑO: 2003

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Previa

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**20,782,417**	**100**	**14,098,916**	**100**
21	NACIONALES	16,161,884	78	13,115,142	93
22	EXTRANJERAS	4,620,533	22	983,774	7
23	CONVERSION EN DOLARES	420,431	2	89,515	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**1,435,243**	**100**	**296,323**	**100**
24	INTERESES PAGADOS	1,019,979	71	229,913	78
25	PERDIDA EN CAMBIOS	1,212,881	85	(34,530)	(12)
26	INTERESES GANADOS	251,168	18	104,695	35
27	GANANCIA EN CAMBIOS	105,419	7	(149,658)	(51)
28	RESULTADO POR POSICION	(441,030)	(31)	55,977	19
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**137,166**	**100**	**506,095**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	137,166	100	506,095	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**616,844**	**100**	**1,005,035**	**100**
32	I.S.R.	916,662	149	934,223	93
33	I.S.R. DIFERIDO	(284,176)	(46)	(15,622)	(2)
34	P.T.U.	(15,642)	(3)	86,434	9
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2003**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Previa

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**2,811,173**	**3,462,086**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	4,280,232	3,634,053
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIC**	**7,091,405**	**7,096,139**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(2,352,529)	(449,862)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**4,738,876**	**6,646,277**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(3,885,857)	65,269
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(1,052,934)	(1,162,443)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(4,938,791)**	**(1,097,174)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(4,865,571)**	**(3,836,631)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO INVERSIONES TEMPORALES	(5,065,486)	1,712,472
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO PERIODO	14,902,287	7,803,387
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL PERIODO	9,836,801	9,515,859

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2003**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Previa

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**4,280,232**	**3,634,053**
13	+ DEPRECIACION Y AMORTIZACION DEL	3,647,244	2,998,091
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA Y PRIMA DE ANTIGUEDAD	77,874	73,923
15	+ (-) PERDIDA (GANANCIA) NETA EN	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	0	0
40	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION	555,114	562,039
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(2,352,529)**	**(449,862)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS COBRAR	(125,460)	441,150
19	+ (-) DECREMENTO (INCREMENTO) EN	(599,629)	(459,558)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS POR COBRAR Y OTROS ACTIVOS	(311,835)	(401,029)
21	+ (-) INCREMENTO (DECREMENTO) EN	(1,187,947)	(220,353)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS	(127,658)	189,928
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(3,885,857)**	**65,269**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	(4,492,626)	508,853
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	22,178,498	254,218
25	+ DIVIDENDOS	0	0
26	+ OTROS	(21,435,189)	(412,897)
27	(-) AMORTIZACION DE FINANCIAMIENTOS	(136,540)	(284,905)
28	(-) AMORTIZACION DE FINANCIAMIENTOS	0	0
29	(-) AMORTIZACION DE OTROS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(1,052,934)**	**(1,162,443)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	(1,052,934)	(1,162,443)
32	+ PRIMA EN VENTA DE	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(4,865,571)**	**(3,836,631)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES ACCS. CON CARACTER PERMANENTE	57,989	(4,291)
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y	(2,387,644)	(1,942,684)
36	(-) INCREMENTO EN CONSTRUCCIONES EN	191,421	0
37	+ VENTAS DE OTRAS INVERSIONES CON PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS	0	0
39	+ (-) OTRAS PARTIDAS	(2,727,337)	(1,889,656)

CLAVE DE COTIZACION: **FEMSA**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2003**

RAZONES Y PROPORCIONES

INFORMACION CONSOLIDADA

Impresión Previa

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	5.31	%	8.56	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	9.97	%	14.84	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	3.97	%	9.59	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	13.85	%	19.83	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	16.71	%	12.19	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.65	veces	0.98	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.64	veces	1.82	veces
8	ROTACION DE INVENTARIOS (**)	5.24	veces	5.55	veces
9	DIAS DE VENTAS POR COBRAR	19	días	19	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	5.44	%	9.38	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	58.55	%	40.63	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.41	veces	0.68	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	44.28	%	44.00	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	81.03	%	23.18	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	4.29	veces	11.00	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.12	veces	2.42	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.15	veces	1.90	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A CIRCULANTE	0.81	veces	1.41	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.37	veces	0.84	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	51.15	%	97.50	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A NETAS	13.40	%	17.54	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL TRABAJO A VENTAS NETAS	(4.44)	%	(1.11)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR OPERACION A INTERESES PAGADOS	2.44	veces	10.13	veces
24	FINANCIAMIENTO AJENO A RECURSOS (UTIL.) POR FINAN.	78.68	%	(5.95)	%
25	FINANCIAMIENTO PROPIO A RECURSOS (UTIL.) POR FINAN.	21.32	%	105.95	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	49.07	%	50.64	%

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2003**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Previa

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ .44		$ .57	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .55		$ .71	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ .44		$ .57	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 4.95		$ 4.29	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .08		$ .13	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR LIBROS	1.62	veces	1.87	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION ORDINARIA (**)	18.21	veces	14.15	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION PREFERENTE (**)	14.57	veces	11.32	veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Previa

s51: EL SALDO ESTA FORMADO POR DERECHOS DE EMBOTELLADO Y DISTRIBUCIÓN.
r22: AÑO ACTUAL, INCLUYE PS. 6,795.7 MILLONES POR VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO.
AÑO ANTERIOR, INCLUYE PS. 1,162.2 MILLONES DE VENTAS HECHAS POR COCA-COLA FEMSA DE BUENOS AIRES.
rt22: AÑO ACTUAL, INCLUYE PS. 3,695.4 MILLONES DE VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO.
AÑO ANTERIOR, INCLUYE PS. 379.3 MILLONES DE VENTAS HECHAS POR COCA-COLA FEMSA DE BUENOS AIRES.
c26: INCLUYE EN EL AÑO ACTUAL, EL COSTO POR LA ADQUISICIÓN DE PANAMCO NETO DE LA APORTACIÓN DE CAPITAL DE COCA-COLA COMPANY A COCA-COLA FEMSA.
c13: DE ACUERDO CON LA METODOLOGÍA DEL ESTADO DE CAMBIOS EN LA SITUACIÓN FINANCIERA "BOLETIN B-12" DE LOS PCGA, NO SE ESTAN INCLUYENDO LOS CARGOS VIRTUALES PROVENIENTES DEL CAPITAL DE TRABAJO POR 119 MILLONES DE PESOS EN EL AÑO ACTUAL Y 61 MILLONES DE PESOS EN EL AÑO ANTERIOR

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

RESULTADOS FINANCIEROS NO AUDITADOS PARA EL TERCER TRIMESTRE Y NUEVE MESES TERMINADOS EL 30 DE SEPTIEMBRE DEL 2003, COMPARADOS AL TERCER TRIMESTRE Y NUEVE MESES TERMINADOS EL 30 DE SEPTIEMBRE DEL 2002

Nota
Debido a la adquisición de Panamerican Beverages, Inc. ("Panamco") empezamos a consolidar sus resultados financieros dentro de los resultados de Coca-Cola FEMSA y del consolidado de FEMSA a partir de Mayo del 2003. Por tal motivo, los resultados de Coca-Cola FEMSA y del consolidado de FEMSA no serán totalmente comparables con trimestres anteriores hasta el tercer trimestre del año 2004.

FEMSA Consolidado

Ingresos Totales

En el tercer trimestre del 2003, nuestros ingresos totales consolidados crecieron 47.4%, representando 20,783 millones de pesos, derivado del crecimiento en los ingresos de cada una de nuestras principales compañías subsidiarias. En línea con el segundo trimestre de este año, la mayor parte del incremento en los ingresos consolidados proviene de las nuevas fuentes de ingresos por los territorios adquiridos por Coca-Cola FEMSA. FEMSA Comercio registró otro trimestre de sólido crecimiento, aumentando sus ingresos en 23.6%, beneficiado por la rápida expansión en el número de tiendas, así como un ligero incremento en la demanda provocado por una evidente mejora en las condiciones económicas de México. FEMSA Cerveza aumentó su volumen de ventas domésticas en 3.1%, aunado a la ausencia de incrementos en precios este año, dando como resultado un aumento de 1.3% en sus ingresos totales con respecto al mismo trimestre del año anterior. Por su parte, FEMSA Empaques registró un crecimiento en sus ingresos totales de 6.1% reflejando principalmente un incremento en la demanda para sus latas de bebidas y sus botellas, así como condiciones cambiarias favorables. Para los primeros nueve meses del 2003, los ingresos consolidados de FEMSA fueron de 52,932 millones de pesos.

Utilidad de Operación

Durante el tercer trimestre del 2003 la utilidad de operación consolidada (después de la participación en los resultados de compañías asociadas) aumentó 20.1% para alcanzar 3,234 millones de pesos y el margen de operación consolidado fue de 15.6% de los ingresos totales consolidados. La contracción en el margen de operación se debe principalmente a la incorporación de los nuevos territorios de Coca-Cola FEMSA, los cuales tienen actualmente un menor nivel de rentabilidad que los territorios tradicionales de Coca-Cola FEMSA. FEMSA Cerveza y FEMSA Empaques registraron contracciones en sus márgenes de operación debido a un menor margen bruto a consecuencia de la ausencia de incremento en los precios de sus productos, el impacto de un peso más débil en sus materias primas que se cotizan en dólares, así como mayores costos de energía. Para los primeros nueve meses del año, la utilidad de operación consolidada sumó 8,339 millones de pesos.

Costo Integral de Financiamiento e Impuestos

Gasto Financiero Neto. El gasto financiero neto consolidado en el tercer trimestre del 2003 fue de 769 millones de pesos. Este monto es resultado primordialmente del gasto financiero relacionado a la nueva deuda emitida por

Coca-Cola FEMSA para financiar la adquisición de sus nuevos territorios (para más detalles, favor de referirse al comunicado de prensa de Coca-Cola FEMSA anexo a este documento). Para los primeros nueve meses del año, el gasto financiero neto consolidado fue de 1,363 millones de pesos.

Fluctuación Cambiaria. En el tercer trimestre del 2003 registramos una pérdida por fluctuación cambiaria de 1,108 millones de pesos. Este monto principalmente refleja nuestro mayor nivel de endeudamiento denominado en dólares, el producto principalmente de la contratación de pasivos para la adquisición de nuevos territorios de embotellado y distribución adquiridos recientemente por Coca-Cola FEMSA, así como 5.3% de depreciación del peso Mexicano con respecto al dólar Estadounidense durante el trimestre. En los primeros nueve meses del año, la pérdida por fluctuación cambiaria sumó 2,047 millones de pesos.

Posición Monetaria. En el tercer trimestre del 2003 la ganancia por posición monetaria ascendió a 442 millones de pesos, comparada con una pérdida por posición monetaria de 55 millones de pesos durante el tercer trimestre del año anterior. Aproximadamente 81.0% de la ganancia por posición monetaria del tercer trimestre del 2003 es resultado de aplicar un factor de inflación a la deuda adicional contratada por la reciente adquisición de territorios por parte de Coca-Cola FEMSA. Los cambios en la posición monetaria reflejan ajustes por inflación sobre activos y pasivos monetarios adquiridos o reducidos durante el periodo, de tal manera que no se erosione su valor en términos reales. Para los primeros nueve meses del año, la ganancia por posición monetaria fue de 471 millones de pesos.

Impuestos. En el tercer trimestre del 2003 registramos impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades ("impuestos") por 617 millones de pesos. La tasa efectiva de impuestos del trimestre fue de 37.1%. En los primeros nueve meses del 2003, el total de impuestos sumó 1,899 millones de pesos y la tasa efectiva de impuestos para ese período fue de 40.3%.

Utilidad Neta

En el tercer trimestre del 2003 la utilidad neta consolidada fue de 1,045 millones de pesos, un 18.1% de incremento con respecto al mismo trimestre del año anterior. En los primeros nueve meses del 2003, nuestra utilidad neta consolidada alcanzó 2,811 millones de pesos.

Utilidad Neta Mayoritaria Consolidada

La utilidad neta mayoritaria consolidada fue de 691 millones de pesos para el tercer trimestre del 2003 y de 1,867 millones de pesos para los primeros nueve meses del 2003. La utilidad neta mayoritaria por Unidad de FEMSA fue de 0.652 pesos para el tercer trimestre del 2003 y de 1.762 millones de pesos para los primeros nueve meses del 2003. La utilidad neta mayoritaria de FEMSA, considerando un tipo de cambio de 10.99 pesos por dólar, fue de 0.59 dólares por cada American Depositary Receipt ("ADR") para el tercer trimestre del 2003 y de 1.60 dólares por ADR para los primeros nueve meses del 2003.

Coca-Cola FEMSA

Durante el tercer trimestre de 2003, nuestro volumen total consolidado fue de 453.0 MCU. La utilidad de operación alcanzó Ps.1,693.4 millones durante el tercer trimestre de 2003.

RESULTADOS DE LAS OPERACIONES POR TERRITORIO

RESULTADOS DE LA OPERACIÓN EN MÉXICO

Ingresos

Los ingresos totales en los territorios mexicanos alcanzaron Ps.6,794.7 millones para el tercer trimestre de 2003, resultando en un precio promedio por caja unidad de Ps.26.27 (U.S.$2.39). Excluyendo los volúmenes de agua Ciel en presentaciones de 5 Lts, 19 Lts y 20 Lts, el precio promedio por caja unidad fue de Ps.30.29 (U.S.$2.76).

El volumen de ventas del tercer trimestre de 2003 fue de 256.2 MCU, un incremento de 1.8% sobre el mismo periodo de 2002, debido principalmente al crecimiento del 4% del volumen de refrescos. Excluyendo los volúmenes generados por actividades promocionales con productos en polvo del año pasado , el volumen creció 3.2%, principalmente como resultado de (i) la exitosa extensión en la línea de sabores de las marcas básicas Fresca y Lift, (ii) por el crecimiento de volumen de la marca Coca-Cola, y (iii) volúmenes incrementales de la marca de agua Ciel.

En el tercer trimestre de 2003, lanzamos Coca-Cola Vainilla en el Valle de México en dos diferentes presentaciones, 450 ml PET no-retornable y 8 oz en lata, con el propósito de probar nuevas alternativas dentro de la categoría de colas.

Utilidad de Operación

La utilidad bruta fue de Ps.3,598.3, alcanzando un 53.0% de margen como porcentaje a ingresos totales para el tercer trimestre de 2003. Durante el tercer trimestre, la Compañía experimentó precios más altos en materias primas y el impacto de la devaluación del peso mexicano, año contra año, frente al U.S. dólar aplicado a nuestros insumos denominados en U.S. dólares. La utilidad de operación fue de Ps.1,518.8 millones, alcanzando un 22.4% de margen como porcentaje de ingresos totales.

RESULTADOS DE LA OPERACIÓN EN CENTROAMÉRICA (Guatemala, Nicaragua, Costa Rica y Panamá)

Ingresos

Los ingresos totales fueron de Ps.766.4 millones durante el tercer trimestre de 2003. El precio promedio por caja unidad fue de Ps.28.66 (U.S.$2.61) durante este periodo.

En el tercer trimestre de 2003, el volumen total de ventas en nuestros territorios de Centroamérica incrementó un 9.3% a 26.9 MCU comparado con el mismo periodo del 2002, debido principalmente al sólido desempeño de la marca Coca-Cola y de las marcas principales de sabores en todos los países de la región centroamericana.

Durante el trimestre introdujimos una presentación de 2.0 Lt PET retornable en Guatemala y Nicaragua, 1.5 Lt PET no-retornable en Panamá, así como una presentación de 2.5 Lt PET no-retornable en Guatemala para fortalecer nuestra presencia en el mercado. Estas presentaciones de empaque pretenden fomentar el consumo futuro de bebidas carbonatadas en estos territorios.

Utilidad de Operación

La utilidad bruta fue de Ps.383.0 millones durante el tercer trimestre de 2003, alcanzando un 50% de margen bruto como porcentaje a ingresos totales durante el mismo periodo. Durante este periodo la Compañía experimentó menores costos de materias primas debido a la mejora en los términos de abastecimiento y al cambio inicial de presentaciones no retornables a presentaciones retornables. La utilidad de operación fue de Ps.64.5 millones durante el tercer trimestre de 2003, alcanzando un margen de utilidad de operación de 8.4% como porcentaje del total de ingresos.

RESULTADOS DE LA OPERACIÓN EN COLOMBIA

Ingresos

Los ingresos totales alcanzaron Ps.801.7 millones durante el tercer trimestre de 2003, un precio promedio por caja unidad de Ps.19.25 (U.S.$1.75).

Durante el tercer trimestre de 2003, el volumen de ventas total en nuestro territorio de Colombia decreció 8.4% comparado con el mismo periodo en 2002, debido principalmente a las iniciativas de administración de ingresos y activos implementadas con el objetivo de incrementar la rentabilidad de nuestro negocio. Estamos reforzando nuestra presencia en el mercado con la re-introducción de tamaños familiares en presentaciones de PET retornables para la marca Coca-Cola en algunas de las principales ciudades en Colombia.

Utilidad de Operación

La utilidad bruta fue de Ps.375.0 millones durante el tercer trimestre de 2003, alcanzando un 46.8% de margen bruto como porcentaje de ingresos totales durante el mismo periodo. Durante el trimestre la Compañía experimentó menores precios de edulcorantes, y costos de empaques más bajos debidos principalmente a un cambio de mezcla hacia presentaciones retornables, compensando la menor absorción de costos y gastos fijos como resultado de una caída en el volumen de ventas. La utilidad de operación fue de Ps.67.6 millones, alcanzando un 8.4% de margen como porcentaje de ingresos totales durante el tercer trimestre del 2003.

RESULTADOS DE OPERACIÓN EN VENEZUELA

Ingresos

Los ingresos totales alcanzados fueron de Ps.819.2 millones durante el tercer trimestre de 2003 y el precio promedio por caja unidad que alcanzó Ps.20.64 (U.S.$1.88), impulsado por el aumento de precios implementados al principio del año.

Debido a la difícil situación económica en Venezuela y al impacto de los incrementos de precios implementados en el primer trimestre de 2003, nuestro volumen cayó 15.7% durante el tercer trimestre de 2003, comparado con el tercer trimestre de 2002. Durante el tercer trimestre de 2003 comenzamos a ver la recuperación del volumen de ventas de nuestra marca Coca-Cola como resultado de las estrategias comerciales implementadas en el mercado incluyendo la re-introducción de la presentación de 1.0 Lt vidrio retornable.

Utilidad de Operación

La utilidad bruta fue de Ps.331.0 millones durante el tercer trimestre de 2003, alcanzando un 40.4% de margen bruto como porcentaje de ingresos totales durante el mismo periodo. Durante el tercer trimestre de 2003 experimentamos precios más altos en materias primas denominadas en U.S. dólares debido a la devaluación del bolívar frente al U.S. dólar, año contra año, y una menor absorción de los costos fijos debido a la caída del volumen. La utilidad de operación fue de Ps.20.3 millones alcanzando un margen de utilidad de operación de 2.5% durante el tercer trimestre de 2003.

RESULTADOS DE LA OPERACIÓN EN BRASIL

Ingresos

Los ingresos totales fueron de Ps.916.0 millones durante el tercer trimestre de 2003 y el precio promedio por caja unidad fue de Ps.15.20 (U.S.$1.38).

Durante el tercer trimestre de 2003, el volumen de ventas en nuestro territorios brasileños decreció un 14.2% comparado con el mismo periodo de 2002, debido principalmente a la implementación de iniciativas diseñas para tomar venta y distribución tercerizada, así como la implementación de estrategias de diversificación de empaques diseñadas para mejorar la rentabilidad de nuestro negocio.

Siguiendo con nuestra estrategia de diversificación de empaques y productos lanzamos durante el trimestre Coca-Cola light lemon y Kuat laranja (sabor guaraná con naranja) y una nueva marca de protección de valor, Sintonía, en diferentes sabores. Durante el trimestre, también lanzamos diferentes empaques retornables y no-retornables, incluyendo una presentación de 200 ml vidrio retornable para la marca Coca-Cola, una presentación de 2.25 Lt PET no-retornable para nuestras principales marcas de sabores, una presentación de 1.75 Lt PET no-retornable y una presentación de 1.0 Lt PET no-retornable, ambas para la marca Coca-Cola.

Utilidad de Operación

La utilidad bruta del tercer trimestre de 2003 fue de Ps.327.6 millones, alcanzando un margen de 35.8% como porcentaje de ingresos totales. La Compañía experimentó menores precios de azúcar y un cambio de mezcla de productos durante el trimestre. Como resultado de la implementación de las nuevas estrategias de comercialización y el desarrollo de puntos de venta, alcanzamos durante el tercer trimestre de 2003 utilidad de operación positiva de Ps.18.8 millones y un margen de utilidad de operación de 2.1%.

RESULTADOS DE OPERACIÓN EN ARGENTINA

La información financiera y de volumen de ventas en nuestras operaciones en Argentina es totalmente comparable con periodos anteriores.

Ingresos

Los ingresos totales alcanzaron Ps.456.9 millones, un 13.6% de incremento comparado con el tercer trimestre de 2002 y el precio promedio por caja unidad creció 9.2% sobre el tercer trimestre de 2002 a Ps.15.18 (U.S.$1.38). Este incremento se debió principalmente por el cambio en la mezcla de productos, de nuestras marcas de protección de valor menos rentables, Taí y Crush, hacia nuestras marcas principales y premium.

En el tercer trimestre de 2003, el volumen total de ventas en nuestro territorio de Buenos Aires incrementó 5.5% comparado con el mismo periodo de 2002. Este incremento se debió principalmente al crecimiento de las marcas principales en empaques retornables, las cuales representaron cerca del 25.0% del volumen total de ventas durante el tercer trimestre de 2003 y al crecimiento de nuestras marcas premium, las cuales representaron cerca del 13.0% de nuestro volumen de ventas para el tercer trimestre. Durante el tercer trimestre de 2003 introdujimos Crush tónica, enfocándonos a los segmentos socioeconómicos bajo y medio.

Utilidad de Operación

La utilidad bruta como porcentaje a los ingresos totales incrementó de 34.4% en el tercer trimestre de 2002 a 37.3% en 2003. Este incremento fue principalmente por (i) mayores volúmenes de ventas, (ii) una apreciación del peso Argentino frente al U.S. dólar aplicado a materias primas y gastos denominadas en U.S. dólares, y (iii) un decremento en el costo del edulcorante.

En Argentina, los gastos de operación como porcentaje a ingresos totales decrecieron 430 puntos base, de 31.9% en el tercer trimestre de 2002 a 27.6% en el tercer trimestre de 2003, como resultado de la apreciación del peso argentino frente al U.S. dólar aplicado a nuestros gastos denominados en U.S. dólares. La utilidad de operación durante el tercer trimestre de 2003 en nuestros territorios argentinos alcanzó Ps.44.1 millones y el margen de operación creció de 2.5% durante el tercer trimestre de 2002 a 9.7% durante el tercer trimestre de 2003.

RESUMEN DE RESULTADOS DE NUEVE MESES

De los nueve meses terminados el 30 de septiembre de 2003, el volumen de ventas consolidado fue de 1.344.2 MCU. La caída del volumen de nuestras operaciones en Brasil, Colombia y Venezuela, fue parcialmente compensada por el crecimiento de volumen en nuestros territorios en México, Centroamérica y Argentina durante los nueve meses terminados el 30 de septiembre de 2003.

Durante los nueve meses terminados el 30 de septiembre de 2003, los ingresos totales alcanzaron Ps.23,660.0 millones, resultando en un precio promedio por caja unidad consolidado de Ps.24.28 (U.S.$2.21). La utilidad bruta como porcentaje a los ingresos totales fue de 49.8% en los primeros nueve meses de 2003. La utilidad de operación consolidada durante este periodo fue de 2003 fue de Ps.4,463.6 millones, 18.9% como porcentaje a los ingresos totales.

FEMSA Cerveza

En el tercer trimestre del 2003 los ingresos totales de FEMSA Cerveza ascendieron a 5,638 millones de pesos, equivalente a un crecimiento de 1.3% comparado al mismo periodo del año anterior, como resultado un crecimiento de 3.6% en el volumen de ventas total combinado con una disminución de 2.4% en el precio promedio total por hectolitro en términos reales. El volumen nacional creció 3.1% a 5,801 millones de hectolitros, a pesar de condiciones climatológicas desfavorables. Consideramos que el alza en la demanda observada durante el trimestre fue impulsada por una combinación de los siguientes factores: (i) ausencia de un aumento de precios nominal durante los primeros nueve meses del 2003, y (ii) una evidente pero gradual recuperación económica, particularmente en el centro y sur del país. El precio promedio nacional por hectolitro se mantuvo 90 puntos base por encima de la inflación de 4.0% durante el periodo, con lo que declinó solo 3.1%. Esto demuestra el cambio exitoso en la mezcla de productos hacia presentaciones de mayor precio por hectolitro.

El volumen de ventas de exportación se incrementó 9.2% debido a que las ventas a Estados Unidos repuntaron a finales del tercer trimestre. Continuamos observando sólido crecimiento en la exportación de nuestras marcas Dos Equis y Tecate. Adicionalmente, los ingresos de exportación continúan beneficiándose por la depreciación del peso respecto al año anterior, de tal manera que el precio promedio por hectolitro aumentó 9.0% con respecto al tercer trimestre del año anterior.

La utilidad bruta de FEMSA Cerveza disminuyó 0.7% comparada al tercer trimestre del 2002. Un incremento en los costos de materias primas denominadas en dólares, así como mayores precios de energía contribuyeron a la reducción de 100 puntos base en el margen bruto como porcentaje de las ventas de FEMSA Cerveza.

Los gastos de venta durante el trimestre decrecieron 0.3% a 1,558 millones de pesos debido a diversas iniciativas de contención de gastos a lo largo de toda la organización. Los gastos de administración aumentaron 3.3% a 567 millones de pesos debido a la amortización asociada con la reciente implementación de nuevos sistemas (Enterprise Resource Planning Systems o "ERP"). El efecto neto es que los gastos de operación muestran un ligero incremento de 0.6% respecto al mismo trimestre del año anterior. Esta contención de los gastos de operación no fue suficiente para compensar el deterioro en el margen bruto, por lo que la utilidad de operación antes de servicios corporativos decreció 1.4% a 1,164 millones de pesos. El margen de operación de FEMSA Cerveza antes de servicios corporativos se ubicó en 20.7% durante el trimestre.

En los primeros nueve meses del 2003, FEMSA Cerveza registró un crecimiento en sus ingresos totales de 0.7% a 16,121 millones de pesos mientras que la utilidad de operación registró una disminución en de 3.5% a 2,917 millones de pesos, resultando en un margen de operación acumulado de 18.1%.

Cargos Virtuales: La amortización de exclusivas ha sido estable durante los últimos tres trimestres. Los datos trimestrales para el año 2003 son: 252 millones de pesos para el primer trimestre, 263 millones de pesos para el segundo trimestre y 256 millones para el tercer trimestre.

¿Dónde se encuentra el proceso de transformación de FEMSA Cerveza?

Lo que ha cambiado:
· Al 30 de Septiembre del 2003 el 81.0% de nuestro volumen doméstico se vende a través de preventa, con lo cual hemos alcanzado el objetivo propuesto. Antes de la implementación de preventa, un promedio de 45.3% de la cerveza en los camiones de reparto regresaba a la bodega al final de día. Hoy ese porcentaje se ha reducido a sólo 4.4%.
· La preventa y los nuevos sistemas de información nos han permitido reducir el número de rutas de reparto en 5.0% y el número de bodegas en 11.0% en lo que va del 2003.
· A finales del trimestre, las 8 agencias de ventas de la zona de Monterrey se

encontraban ya "en línea" con el sistema de ERP, así como las ciudades de Guadalajara y Mérida.
· Mientras continúen los procesos de transformación, seguiremos observando más cambios positivos.

Lo que no ha cambiado:
· Nuestro entusiasmo por desarrollar un concepto de negocios innovador para todo el mercado de bebidas en México, nos hace estar convencidos de que esta transformación es necesaria e inevitable. Estamos totalmente comprometidos con su exitosa implementación.

FEMSA Comercio

Durante el tercer trimestre del 2003, FEMSA Comercio continuó con su extraordinario ritmo de crecimiento y añadió 142 nuevas tiendas a la cadena comercial Oxxo, manteniendo su margen de operación en línea con el margen de operación obtenido en el mismo trimestre del año anterior. Es importante mencionar que diversas iniciativas estratégicas que comenzaron no hace mucho tiempo, han resultado ser muy exitosas. Por ejemplo, ahora contamos con 32 oficinas regionales a lo largo de todo el país desde las cuales se implementa de forma descentralizada el crecimiento en el número de tiendas; al mismo tiempo, mantenemos centralizada la supervisión para que dicho crecimiento se realice con parámetros y tiempos de ejecución estándar para la apertura de cada tienda. Asimismo, la creación de Gerentes de Categoría ha demostrado ser muy útil para fomentar una relación más estrecha con nuestros proveedores y desarrollar promociones en conjunto y así incrementar nuestras ventas por tienda. Finalmente, el sólido desempeño operativo y financiero de FEMSA Comercio nos ha permitido aumentar nuestras iniciativas de publicidad con lo que cual se ha fortalecido la marca Oxxo a la vez que se ha continuado con la rápida expansión en el número de tiendas.

Los ventas netas de FEMSA Comercio crecieron 23.6% a 4,227 millones de pesos principalmente como resultado del crecimiento del número de tiendas. Las ventas de nuestras tiendas maduras comparativas (aquellas con mas de 18 meses en operación) aumentaron 0.7% en el trimestre como resultado de la combinación de dos factores: (i) un mayor ticket promedio por cliente, gracias a la exitosa implementación de iniciativas en el manejo de categorías y (ii) una reducción en el tráfico por tienda, particularmente en Septiembre, dado el incremento en los niveles de lluvia a nivel nacional. FEMSA Comercio logró un margen bruto a ventas de 26.6%, en línea con los niveles del tercer trimestre del año anterior, lo cual refleja el exitoso manejo de categorías y la mejor coordinación con nuestros proveedores. Debido a un incremento en los precios de la electricidad, así como mejoras y mantenimiento realizado en muchas de nuestras tiendas, los gastos de operación como porcentaje de las ventas, aumentaron en 20 puntos base. El margen de operación como porcentaje de las ventas de FEMSA Comercio en el trimestre fue de 5.1%.

Los resultados acumulados para los primeros nueve meses del 2003 muestran a FEMSA Comercio con un crecimiento en ventas de 24.5% a 11,896 millones de pesos, lo cual produjo un crecimiento en la utilidad de operación de 22.6% a 540 millones de pesos, resultando en un margen de operación de 4.5%.

FEMSA Empaques

En el tercer trimestre del 2003 FEMSA Empaques registró un crecimiento en las ventas de sus productos de empaque y equipos de refrigeración para las ahora ampliadas operaciones de Coca-Cola FEMSA, con lo cual se incrementaron sus ingresos totales en 6.1% a 1,883 millones de pesos. Adicionalmente, los ingresos por productos que tienen su precio denominado en dólares (tal como las latas de bebidas) se vieron beneficiados por la depreciación del peso con respecto al dólar. El volumen de ventas de botellas creció un 3.9% durante el trimestre, favorecido por un incremento en la compra de botellas por parte de FEMSA Cerveza, lo cual compensó la reducción en ventas a clientes terceros. Sin embargo, el margen bruto se contrajo en 310 puntos base a 24.4% de ventas netas. Esto se debió a la tendencia divergente entre los menores precios por unidad de nuestros principales productos y el mayor costo de nuestras materias primas denominadas en dólares. Aunado a esto, durante el trimestre tuvimos un costo de energía considerablemente más alto al mismo trimestre del año anterior. Los gastos operativos se redujeron en 0.1%, reflejando una reducción en los gastos de personal. La utilidad de operación antes de servicios corporativos decreció 9.1%, lo cual se refleja en la contracción de 270 puntos base en el margen de operación el cual se ubicó en 15.8% de los ingresos totales del trimestre.

En los primeros nueve meses del 2003, FEMSA Empaques registró un crecimiento en ingresos totales de 6.6% los cuales llegaron a 5,328 millones de pesos y un crecimiento en la utilidad de operación de 1.2% a 802 millones de pesos, lo cual representa un margen de operación para los primeros nueve meses del año de 15.1%.

Deuda Neta

Al 30 de Septiembre del 2003 FEMSA registró 40,714 millones de pesos de deuda total consolidada y 9,837 millones de pesos en su cuenta de efectivo y valores de realización inmediata, con lo cual la deuda neta consolidada se ubica en 30,877 millones de pesos. Al cierre del tercer trimestre, el 53% de la deuda consolidada de FEMSA se encuentra contratada en tasa fija y el resto en tasa variable, mientras que también un 53% de la deuda está denominada en dólares y el resto en moneda local. También es importante señalar que no obstante el tercer trimestre del 2003 fue un trimestre donde el peso se depreció, la deuda neta consolidada de FEMSA se redujo en 268 millones de dólares comparada con el trimestre inmediato anterior.

Reorganización Administrativa y Cambios en la Estructura Organizacional

No hay muchos ejecutivos que conozcan la industria de bebidas en México y Latinoamérica tan a fondo como Alfredo Martínez Urdal. Durante los años 90s, Alfredo fue instrumental en la transformación de Coca-Cola FEMSA en una potencia operativa, y en años recientes ha encabezado la profunda transformación de FEMSA Cerveza, la cual se encuentra muy avanzada y en el punto donde las herramientas y habilidades están listas para comenzar a producir resultados importantes. Por lo tanto, y con el fin de que todas nuestras empresas se beneficien de la gran experiencia y visión estratégica de Alfredo, nuestro Consejo de Administración lo ha nombrado Director General Adjunto de FEMSA. Desde esa posición, Alfredo ofrecerá su invaluable opinión sobre el curso estratégico que se trace para nuestra empresa. Alfredo continuará teniendo la principal responsabilidad de la transformación de nuestras operaciones de cerveza, y con ese fin ha sido nombrado Presidente del Consejo de Administración de FEMSA Cerveza.

En Cerveza, las responsabilidades operativas de la Dirección General serán compartidas por dos experimentados ejecutivos de FEMSA: Javier Astaburuaga y Jorge Luis Ramos. Hasta ahora, Javier y Jorge encabezaban las operaciones comerciales domésticas, con Javier al mando del Norte del país mientras que Jorge Luis se encargaba del Centro y Sur de la República. De ahora en adelante, Jorge Luis tendrá la responsabilidad de las operaciones comerciales a nivel nacional, mientras que Javier será responsable de las áreas de producción, mercadotecnia, operaciones internacionales y de todas las funciones corporativas tales como finanzas, planeación y recursos humanos.

El enfocar a Jorge Luis completamente en ventas y distribución le permitirá aprovechar plenamente las herramientas y la infraestructura desarrolladas con la transformación de FEMSA Cerveza. La diferenciación de precios, promociones y estrategias competitivas serán diseñadas e implementadas con una visión nacional, del mercado completo, maximizando los beneficios del poderoso sistema de negocio que hemos construido. Mientras tanto, Javier aplicará su experiencia adquirida durante los más de 21 años que lleva formando parte del equipo de FEMSA para hacer que FEMSA Cerveza sea aún más rentable, eficiente y ágil. Estamos seguros de que la combinación de estos talentosos ejecutivos bajo la tutela de Alfredo, producirá resultados extraordinarios.

A medida que cambia el entorno competitivo para nuestras operaciones de bebidas, las ventajas estratégicas que nos brinda la cadena comercial Oxxo se vuelven cada vez más relevantes. Para Coca-Cola FEMSA, Oxxo representa una poderosa herramienta en su estrategia para tratar con sus competidores, nuevos y antiguos. Sin embargo, nuestras operaciones de comercio detallista se han convertido en un complemento aún más importante para FEMSA Cerveza, ya que la agresiva expansión de Oxxo ahora forma parte integral del crecimiento mismo de Cerveza. A medida que nuestro portafolio se vuelve más diferenciado, crece nuestra capacidad de implementar revenue management, y se desarrolla el mercadeo por canal, Oxxo juega un papel cada vez más importante. La creciente escala y el gran potencial de la cadena para apoyar y complementar la distribución de nuestras bebidas requieren mayores recursos y enfoque de su equipo gerencial. Consecuentemente, el Consejo de Administración de FEMSA ha determinado que Eduardo Padilla, quien hasta ahora estuvo a cargo de todos nuestros negocios estratégicos, se concentre totalmente en FEMSA Comercio como su Director General. Eduardo tendrá un renovado mandato de apoyar plenamente nuestras operaciones de bebidas al tiempo que continúa desarrollando el extraordinario canal de distribución que es Oxxo. Adicionalmente, explorará cautelosamente las oportunidades para expandir nuestras capacidades comerciales en apoyo de nuestras operaciones de bebidas fuera de México, con el fin de brindarles ventajas competitivas adicionales en caso de ser viable y apropiado.

Nuestras operaciones de empaque pasarán a formar parte de FEMSA Insumos Estratégicos, incorporando el diseño y la coordinación de nuestros esfuerzos de proveeduría y suministro de insumos a través del grupo bajo la dirección de Sergio Sáenz, hasta ahora Director de Finanzas de FEMSA Cerveza. La considerable experiencia operativa de Sergio nos será de utilidad para ajustar este negocio para proveer y satisfacer las crecientes demandas de nuestras operaciones de bebidas en toda América Latina. El puesto que Sergio deja vacante en FEMSA Cerveza será ocupado por Gerardo Estrada, hasta ahora Director de Administración en esa empresa.

Estos cambios organizacionales representan el próximo paso en la evolución de

FEMSA en nuestra búsqueda de la excelencia como la empresa líder de bebidas en Latinoamérica. Son resultado y contribuyen a nuestro historial de lograr resultados consistentes de crecimiento rentable, año tras año. Conforme los negocios en los que operamos sigan cambiando, nosotros cambiaremos con ellos. En FEMSA tenemos la fortuna de contar con una sólida banca de ejecutivos talentosos, la cual continuaremos desarrollando en un futuro. Al mismo tiempo estamos convencidos de que la nueva estructura es la correcta para lograr nuestro éxito de largo plazo, a medida que nos enfrentemos a nuevos retos y nuevas oportunidades.

Declaración de funcionarios:

"Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contendida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en estre reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas"

José Antonio Fernández Carbajal
Director General

Federico Reyes García
Director de Finanzas

Principales Políticas Contables.

Las principales políticas contables de la Compañía están de acuerdo con PCGA mexicanos, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados. Aun cuando pueden llegar a diferir de su efecto final, la administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

a) Reconocimiento de los Efectos de la Inflación:
El reconocimiento de los efectos de la inflación en la información financiera consiste en:

Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados.

Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas, mediante la aplicación de factores derivados del Indice Nacional de Precios al Consumidor ("INPC").

Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización aplicando costos de reposición a los activos no monetarios y la actualización mediante la aplicación de factores derivados del INPC.

Incluir en el resultado integral de financiamiento, el resultado por posición monetaria.

La Compañía actualiza sus estados financieros, en términos del poder adquisitivo de la moneda de cierre del ejercicio, utilizando factores derivados del INPC para las subsidiarias en México y el índice de inflación del país de origen y el tipo de cambio de cierre del ejercicio, para las subsidiarias en el extranjero, excepto por lo mencionado en la Nota 3.

La Compañía actualiza su estado de resultados aplicando factores derivados del INPC del mes en el cual ocurrió la transacción, a la fecha de presentación de los estados financieros.

La información financiera de ejercicios anteriores de las subsidiarias mexicanas fue actualizada utilizando factores derivados del INPC, y la información de las subsidiarias en el extranjero fue actualizada utilizando la inflación del país de origen y posteriormente fue convertida a pesos mexicanos aplicando el tipo de cambio de cierre del ejercicio. Consecuentemente, las cifras son comparables entre sí y con ejercicios anteriores, al estar expresadas en términos de la misma moneda.

b) Efectivo y Valores de Realización Inmediata:
El efectivo consiste en depósitos en cuentas bancarias que no causan intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones de renta fija a corto plazo a través de bancos y casas de bolsa, valuados a valor de mercado.

c) Inventarios y Costo de Ventas:
Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. El costo de ventas del ejercicio se determina principalmente, con base en el valor de reposición de los inventarios al momento de su venta.

d) Anticipos a Proveedores:
Se actualizan en base a factores derivados del INPC, considerando su antigüedad promedio y se incluyen en la cuenta de inventarios.

e) Pagos Anticipados:
Representan pagos por servicios que serán recibidos en los siguientes 12 meses. Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente gastos de publicidad, rentas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan hasta en un plazo de 12 meses, en base al tiempo de transmisión de los anuncios. Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación en el momento en que se incurren.

Los gastos promocionales se aplican a los resultados del ejercicio en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos y/o presentaciones, los cuales se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos y/o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

f) Botellas y Cajas:
Las botellas y cajas se registran a su costo de adquisición y son actualizadas a su valor de reposición.

FEMSA Cerveza clasifica las botellas y cajas como inventarios. El gasto por rotura se carga a los resultados en la medida en que ocurre. Al 31 de diciembre del 2001, 2000 y 1999, el gasto por rotura ascendió a Ps. 39, Ps. 32

y Ps. 59, respectivamente.

Coca-Cola FEMSA clasifica las botellas y cajas dentro del rubro de propiedades, planta y equipo. Para efectos contables, la rotura se carga a los resultados de operación a medida en que se incurre. La depreciación se determina sólo para efectos fiscales y se calcula utilizando el método de línea recta a una tasa del 10% anual.

La Compañía estima que el gasto por rotura es similar al gasto por depreciación calculado con una vida útil estimada de cinco años para envase de vidrio retornable y de un año para envase de plástico retornable. Al 31 de diciembre del 2001, 2000 y 1999, el gasto por rotura reconocido en los resultados ascendió a Ps. 195, Ps. 272 y Ps. 234, respectivamente. Los depósitos recibidos por botellas y cajas entregados en comodato a los clientes, se presentan disminuyendo el saldo de botellas y cajas en circulación. La diferencia entre el costo y los depósitos recibidos se amortiza en un plazo de 50 meses.

g) Inversión en Acciones:
Las inversiones en acciones en compañías asociadas se registran a su costo de adquisición y posteriormente se valúan a través del método de participación. En el caso de inversiones en compañías asociadas en las que no se tiene influencia significativa, se valúan al costo de adquisición actualizado, mediante la aplicación de factores derivados del INPC.

h) Propiedades, Planta y Equipo:
Los activos se registran originalmente a su costo de adquisición y/o construcción. Las propiedades, planta y equipo de procedencia nacional se actualizan aplicando factores derivados del INPC, excepto por las botellas y cajas de Coca-Cola FEMSA (ver Nota 4 f). Las propiedades, planta y equipo de procedencia extranjera se actualizan aplicando la inflación del país de origen y el tipo de cambio al cierre del ejercicio.

La depreciación de las propiedades se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son determinadas por la Compañía en coordinación con peritos valuadores independientes, considerando la vida útil remanente de los activos. Las nuevas adquisiciones se empiezan a depreciar en el año siguiente al que son dadas de alta en operación.

Las tasas promedio anuales de depreciación de los activos son las siguientes:
(EN PORCENTAJE)
Edificios y construcciones 3.2
Maquinaria y equipo 5.2
Equipo de distribución 7.5
Otros activos 18.2

i) Otros Activos:
Crédito Mercantil:
Es la diferencia entre el valor pagado y el valor contable de las acciones y/o activos adquiridos, siendo este último similar al valor de mercado de dichos activos. Esta diferencia se amortiza en un plazo no mayor a 20 años. El crédito mercantil se registra en la moneda en que se efectuó la inversión y se actualiza aplicando la inflación del país de origen y el tipo de cambio de cierre del ejercicio.

Cargos Diferidos:

Representan erogaciones cuyos beneficios serán recibidos en un plazo mayor a un año, representados principalmente por:

Acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y se amortizan en base al plazo en que se espera recibir los beneficios, el cual a partir del 2001 se determina a través del volumen desplazado por los clientes. En promedio los acuerdos con clientes tienen una vigencia de entre tres y cuatro años.

Mejoras en propiedades arrendadas, las cuales son actualizadas con base a factores derivados del INPC, considerando su antigüedad promedio y se amortizan en línea recta de acuerdo al plazo en que se espera recibir los beneficios.

Inversiones en refrigeradores por parte de Coca-Cola FEMSA, los cuales se amortizan en línea recta de acuerdo a su vida útil, que en promedio es de tres años.

j) Pagos de The Coca-Cola Company:
The Coca-Cola Company participa en los programas de publicidad y promociones de Coca-Cola FEMSA. Los recursos recibidos para publicidad y promociones se registran como una reducción a los gastos de venta. Los gastos netos efectuados por dichos conceptos ascendieron a Ps. 817, Ps. 759 y Ps. 731, al 31 de diciembre del 2001, 2000 y 1999, respectivamente. Adicionalmente, a partir de 1999 The Coca-Cola Company participa en el programa de inversión en refrigeradores. Dichos recursos se relacionan con el incremento en el volumen de ventas de los productos franquiciados por The Coca-Cola Company y están condicionados al cumplimiento de ciertos objetivos, por lo que la inversión, neta de la participación de The Coca-Cola Company se registra en la cuenta cargos diferidos.

k) Obligaciones de Carácter Laboral:
Consisten en los pasivos por plan de pensiones y jubilaciones, prima de antigüedad y servicios médicos posteriores al retiro, determinados a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. Estas obligaciones se consideran como partidas no monetarias, las cuales se actualizan mediante factores derivados del INPC y dicha actualización se registra en el capital contable. El incremento en el saldo de las obligaciones laborales, se registra como un gasto en el estado de resultados.

El costo de los servicios pasados se amortiza en el tiempo estimado en que los empleados recibirán los beneficios del plan. En el caso de pensiones y jubilaciones así como prima de antigüedad, el tiempo es de 14 años y en el caso de servicios médicos posteriores al retiro es de 20 años, ambos a partir de 1996. La amortización del ejercicio se registra como un gasto en el estado de resultados.

Las principales subsidiarias de la Compañía tienen constituidos fondos para el pago de pensiones y servicios médicos posteriores al retiro, a través de un fideicomiso irrevocable a favor de los trabajadores.

Las indemnizaciones por despido se aplican a los resultados del ejercicio en que ocurren. Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en el rubro de otros gastos. Al 31 de diciembre del

2001, 2000 y 1999 el monto registrado en otros gastos ascendió a Ps. 164, Ps. 211 y Ps. 147, respectivamente.

l) Reconocimiento de los Ingresos:
Los ingresos se reconocen en el momento en el que el producto se embarca o entrega al cliente y éste asume la responsabilidad por los productos.

m) Impuestos Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:
La Compañía determina y registra el Impuesto Sobre la Renta ("ISR"), el Impuesto al Activo ("IMPAC") y la Participación a los Trabajadores en las Utilidades ("PTU") con base a la legislación fiscal en vigor y al Boletín D-4 revisado "Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y la Participación de los Trabajadores en las Utilidades", el cual requiere el reconocimiento de activos y pasivos por impuestos diferidos, por todas aquellas diferencias temporales que surjan entre los saldos contables y fiscales de los activos y pasivos.

El saldo de impuestos diferidos por concepto de ISR e IMPAC, se determina utilizando el método de activos y pasivos, el cual considera todas las diferencias temporales entre los saldos contables y fiscales. Para determinar el saldo de impuestos diferidos por concepto de PTU, se consideran únicamente las diferencias temporales que surjan en la conciliación entre la utilidad neta del ejercicio y la utilidad fiscal gravable para PTU y que se espera se reviertan en un periodo determinado.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen.

El impuesto diferido aplicable al resultado del ejercicio se determina comparando el saldo de impuestos diferidos al final del ejercicio contra el saldo inicial, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable. El impuesto diferido de estas diferencias temporales se registra en la misma cuenta del capital contable que le dio origen. El efecto neto acumulado inicial por la adopción de este boletín en el año 2000, fue reconocido en el capital contable dentro de las cuentas de utilidades retenidas e interés minoritario (ver Nota 20 d).

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público ("SHCP") para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye las utilidades o pérdidas fiscales de sus subsidiarias mexicanas, con base a su participación accionaria. A partir de 1999, se eliminaron los pagos provisionales consolidados a través de la controladora y la consolidación de las utilidades o pérdidas fiscales se limita al 60% de la participación accionaria, siendo anteriormente al 100%.

n) Resultado Integral de Financiamiento:
Está integrado por los siguientes conceptos:

Intereses:
El gasto y producto financiero se registra cuando es incurrido o ganado, respectivamente.

Fluctuación Cambiaria:
Las transacciones en moneda extranjera se registran convertidas en moneda nacional al tipo de cambio vigente a la fecha en que se efectúan.

Posteriormente los activos y pasivos monetarios en monedas extranjeras se expresan al tipo de cambio de cierre del ejercicio. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero (ver Nota 3).

Resultado por Posición Monetaria:
Es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria de las subsidiarias mexicanas se determina aplicando el INPC mensual a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero (ver Nota 3).

El resultado por posición monetaria de las subsidiarias en el extranjero se calcula aplicando la inflación mensual del país de origen a la posición monetaria neta al inicio de cada mes, expresada en la moneda del país de origen, posteriormente los resultados mensuales se convierten a pesos mexicanos utilizando el tipo de cambio al cierre del ejercicio, excepto por lo mencionado en la Nota 3.

o) Instrumentos Financieros:
La Compañía contrata instrumentos financieros para cubrir el riesgo de ciertas operaciones. Si el instrumento financiero se contrata para cubrir necesidades de operación, el costo del mismo se registra en los costos y gastos de operación y si se contrata para cubrir necesidades de financiamiento, se registra como gasto financiero o fluctuación cambiaria, según el contrato correspondiente.

Hasta diciembre del 2000, la Compañía registraba el efecto en resultados a la fecha de vencimiento de los instrumentos financieros, excepto en el caso de las opciones, en las cuales la prima pagada se registraba en resultados en línea recta durante la vida del contrato.

A partir de enero del 2001, entró en vigor el Boletín C-2 "Instrumentos Financieros", el cual requiere el reconocimiento en el estado de situación financiera de todos los instrumentos financieros, ya sean activos o pasivos. Los instrumentos financieros contratados con fines de cobertura se deberán valuar utilizando el mismo criterio de valuación aplicado a los activos y pasivos cubiertos. Asimismo, los instrumentos financieros contratados para fines diferentes a los de cubrir las operaciones de la Compañía, deberán valuarse a su valor razonable. La diferencia entre el valor inicial y final del ejercicio de los activos y pasivos financieros, se registra en el resultado del ejercicio. El reconocimiento inicial de este nuevo boletín se incluye en la utilidad neta del ejercicio como cambio en políticas contables, neto de su efecto fiscal, cuyo monto ascendió a Ps. 27.

p) Resultado Acumulado por Tenencia de Activos No Monetarios:
Representa la suma de las diferencias entre el valor en libros y el valor actualizado aplicando factores derivados del INPC de los activos no monetarios, tales como inventarios y activos fijos, y su efecto en el estado de resultados cuando los activos son consumidos o depreciados.

q) Utilidad Integral:
La utilidad integral está compuesta por la utilidad neta y otros componentes, tales como el resultado por conversión y el resultado por tenencia de activos

no monetarios del ejercicio, y se presenta en el estado de variaciones en las cuentas de capital contable consolidado.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Previa

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3
SUBSIDIARIAS					
1 GRUPO INDUSTRIAL EMPREX, S.A. DE C.V.	TENEDORA DE ACCIONES	541,267,198	99.98	6,734,991	25,574,360
2 COMPAÑÍA INTERNACIONAL DE BEBIDAS S.A. DE C.V.	TENEDORA DE ACCIONES	2,712,318	100.00	6,666,956	9,146,643
3 FEMSA LOGÍSTICA, S.A. DE C.V.	TENEDORA DE ACCIONES	292,587,988	100.00	307,945	292,159
4 ELIMINACIÓN ACCIONES		1	0.00	(13,709,892)	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**0**	**35,013,162**
ASOCIADAS					
1 LABATT U.S.A.		3,175	30.00	39,384	148,958
2 IEQSA		98,232	33.68	59,692	116,253
3 CICAN		9,620	48.10	36,154	49,785
4 BETA SAN MIGUEL		1	0.00	30,348	30,348
5 TAPON CORONA		1	0.00	20,285	20,452
6 MOLSON		1	0.00	228,253	228,253
7 OTRAS ASOCIADAS (4)		1	0.00	0	492,189
(No. DE ASOC.:)		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**414,116**	**1,086,238**
OTRAS INVERSIONES PERMANENTES					**0**
T O T A L					**36,099,400**

OBSERVACIONES

:LAVE DE COTIZACION: FEMSA
OMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **3** AÑO: **2003**

Impresión Previa
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
ANCARIOS																
:IROGRAFARIOS																
ARIOS	16/08/2004	9.40	0	0	0	0	0	0	0	0	0	1,099,000	0	0	0	0
MORGAN	11/01/2006	8.95	0	0	0	0	0	0	0	0	0	0	0	2,198,000	0	0
MORGAN	30/04/2009	7.25	0	0	0	0	0	0	0	0	0	0	0	0	0	3,187,100
:GANISMOS FINANCIEROS																
ANTANDER	25/04/2006	2.00	13,333	23,333	0	0	0	0	0	0	0	0	0	0	0	0
ANTANDER	31/10/2005	2.00	19,904	28,305	0	0	0	0	0	0	0	0	0	0	0	0
:OTIA	31/07/2008	5.48	192,000	488,000	0	0	0	0	0	0	0	0	0	0	0	0
ANCOMER	30/09/2008	4.36	0	0	0	0	21,955	109,774	414,089	0	0	0	0	0	0	0
:NCOMER	30/09/2008	4.36	0	0	0	0	21,955	109,774	416,769	0	0	0	0	0	0	0
:NAMEX	20/12/2007	10.31	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
:NCOMER	30/09/2008	5.43	0	543,903	0	0	0	0	0	0	0	0	0	0	0	0
.YERISCHE	28/06/2006	1.19	0	0	0	0	0	0	0	0	0	1,943	1,295	648	0	0
.YERISCHE	16/10/2003	2.58	0	0	0	0	0	0	0	0	2,746	0	0	0	0	0
:MERICA	28/09/2004	4.94	0	0	0	0	0	0	0	0	0	233,386	41,364	0	0	0
.YERISCHE	18/06/2004	2.26	0	0	0	0	0	0	0	0	0	4,341	0	0	0	0
.YERISCHE	26/01/2004	1.32	0	0	0	0	0	0	0	0	0	1,001	0	0	0	0
.YERISCHE	25/03/2004	1.38	0	0	0	0	0	0	0	0	0	797	0	0	0	0
.YERISCHE	28/09/2007	2.18	0	0	0	0	0	0	0	0	0	0	25,643	25,643	25,643	0
.YERISCHE	17/01/2005	1.31	0	0	0	0	0	0	0	0	0	1,341	671	0	0	0
.YERISCHE	17/01/2005	1.31	0	0	0	0	0	0	0	0	0	1,632	816	0	0	0
.YERISCHE	15/05/2006	1.45	0	0	0	0	0	0	0	0	0	1,939	1,293	646	0	0
.YERISCHE	29/04/2005	1.67	0	0	0	0	0	0	0	0	0	2,049	683	0	0	0
.YERISCHE	06/01/2006	4.43	0	0	0	0	0	0	0	0	0	2,418	2,418	1,209	0	0
.YERISCHE	09/09/2005	4.37	0	0	0	0	0	0	0	0	0	15,725	15,725	0	0	0
.YERISCHE	30/08/2005	4.63	0	0	0	0	0	0	0	0	0	1,821	1,821	0	0	0
.YERISCHE	28/02/2006	1.70	0	0	0	0	0	0	0	0	0	904	904	452	0	0
.YERISCHE	28/09/2006	1.68	0	0	0	0	0	0	0	0	0	1,788	1,788	1,788	0	0
.YERISCHE	30/04/2007	1.77	0	0	0	0	0	0	0	0	0	2,138	1,426	1,426	713	0

CLAVE DE COTIZACION: FEMSA
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **3** AÑO: **2003**

Impresión Previa
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
·ANCARIOS																
·AYERISCHE	31/10/2005	1.77	0	0	0	0	0	0	0	0	0	7,425	4,950	4,950	0	0
·AYERISCHE	31/07/2007	1.54	0	0	0	0	0	0	0	0	0	4,093	4,093	4,093	4,093	0
·AYERISCHE	30/10/2007	1.67	0	0	0	0	0	0	0	0	0	2,829	1,886	1,886	943	0
·AYERISCHE	31/01/2008	1.54	0	0	0	0	0	0	0	0	0	1,892	1,892	1,892	2,838	0
·AYERISCHE	28/05/2013	1.42	0	0	0	0	0	0	0	0	0	29,992	19,994	19,994	129,963	0
·AYERISCHE	30/09/2005	1.68	0	0	0	0	0	0	0	0	0	631	631	0	0	0
·AYERISCHE	31/01/2006	1.64	0	0	0	0	0	0	0	0	0	877	877	439	0	0
·AYERISCHE	02/05/2006	1.77	0	0	0	0	0	0	0	0	0	1,777	1,184	592	0	0
·AYERISCHE	30/11/2008	1.63	0	0	0	0	0	0	0	0	0	10,332	6,888	6,888	13,776	0
·AYERISCHE	31/07/2006	1.64	0	0	0	0	0	0	0	0	0	816	816	816	0	0
·AYERISCHE	30/01/2007	1.63	0	0	0	0	0	0	0	0	0	969	968	968	484	0
·AYERISCHE	15/02/2006	1.38	0	0	0	0	0	0	0	0	0	1,070	1,070	535	0	0
RTESIA	15/11/2004	2.50	0	0	0	0	0	0	0	0	0	9,743	0	0	0	0
·AYERISCHE	18/12/2006	1.26	0	0	0	0	0	0	0	0	0	5,032	3,354	3,354	0	0
·AYERISCHE	16/10/2006	1.46	0	0	0	0	0	0	0	0	0	2,132	1,421	1,421	0	0
·AYERISCHE	15/05/2007	1.45	0	0	0	0	0	0	0	0	0	1,842	1,228	1,228	614	0
·AYERISCHE	12/04/2005	2.12	0	0	0	0	0	0	0	0	0	12,999	4,333	0	0	0
·OSTON LEASING	01/02/2008	3.14	0	0	0	0	0	0	0	0	0	13,983	11,518	11,902	15,437	0
·V-BANCOMER	23/12/2005	2.14	0	0	0	298,730	197,820	494,550	0	0	0	0	0	0	0	0
·YERISCHE	30/10/2003	7.32	0	0	0	0	0	0	0	0	22,293	0	0	0	0	0
·TIBANK	19/08/2008	5.54	0	262,500	0	0	0	0	0	0	0	0	0	0	0	0
· CAPITAL LEASING	01/07/2009	5.43	0	0	0	0	0	0	0	0	0	24,671	27,363	27,363	110,369	0
· CAPITAL LEASING	02/01/2008	9.44	0	0	0	0	0	0	0	0	1,851	5,554	9,255	7,404	7,314	1,851
· MORGAN	15/04/2006	2.14	0	0	0	0	0	0	0	0	0	0	0	3,148,635	0	0
· MORGAN	30/04/2008	2.66	0	0	0	0	0	0	0	0	0	0	0	0	0	2,291,415
· MORGAN	30/04/2004	2.29	0	0	0	0	0	0	0	0	0	2,747,500	0	0	0	0
·IBANK VENEZUELA	31/12/2003	3.27	0	0	0	0	0	0	0	0	362,670	0	0	0	0	0
·NTANDER VENEZUELA	31/12/2003	2.46	0	0	0	0	0	0	0	0	109,900	0	0	0	0	0
·MERICA VENEZUELA	31/12/2003	2.62	0	0	0	0	0	0	0	0	109,900	0	0	0	0	0

CLAVE DE COTIZACION: FEMSA
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

TRIMESTRE: **3** AÑO: **2003**

Impresión Previa
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
ANCARIOS																
ONDS COLOMBIA	31/12/2007	9.66	0	0	0	0	0	0	0	0	0	0	250,085	171,161	130,272	0
ABOBANK	24/09/2004	6.56	0	0	0	0	0	0	0	0	458	2,362	0	0	0	0
ARIOS	30/04/2007	5.50	0	2,000,000	0	0	0	0	0	0	0	0	0	0	0	0
ARIOS	30/04/2008	6.80	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
ARIOS	30/04/2010	10.40	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
ARIOS	30/04/2005	5.55	0	2,750,000	0	0	0	0	0	0	0	0	0	0	0	0
ARIOS	30/04/2008	8.80	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
ARIOS	30/04/2009	9.90	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
ARIOS	30/04/2008	7.89	0	2,741,250	0	0	0	0	0	0	0	0	0	0	0	0
RIOS	30/04/2004	7.94	340,000	0	0	0	0	0	0	0	0	0	0	0	0	0
MORGAN	30/04/2006	8.65	0	1,409,164	0	0	0	0	0	0	0	0	0	0	0	0
TIBANK	08/11/2007	3.83	0	0	0	0	0	0	0	0	0	15,814	11,873	13,063	14,372	0
TIBANK	09/05/2006	3.50	0	0	0	0	0	0	0	0	0	4,629	3,994	8,144	0	0
STON LEASING	01/08/2008	3.13	0	0	0	0	0	0	0	0	0	5,757	4,769	4,921	8,989	0
NK OF AMERICA	12/03/2004	2.08	0	0	0	0	0	0	0	0	0	163,751	0	0	0	0
YER-LAND	03/10/2003	2.67	0	0	0	0	0	0	0	0	109,900	0	0	0	0	0
O- BOSTO	15/03/2004	2.22	0	0	0	0	0	0	0	0	0	161,553	0	0	0	0
URSA	03/10/2003	3.65	0	0	82,425	0	0	0	0	0	0	0	0	0	0	0
MMERCE	17/06/2004	2.14	0	0	0	0	0	0	0	0	0	54,950	0	0	0	0
YERISCHE	08/03/2004	2.48	0	0	0	0	0	0	0	0	0	109,900	0	0	0	0
IBANK	22/10/2003	1.87	0	0	0	0	0	0	0	0	131,880	0	0	0	0	0
NTANDER	16/01/2004	2.17	0	0	0	54,950	0	0	0	0	0	0	0	0	0	0
OBANK	06/02/2004	2.41	0	0	0	0	0	0	0	0	0	219,800	0	0	0	0
V-BANCOMER	16/08/2006	2.69	0	0	0	140,674	0	260,463	434,105	0	0	0	0	0	0	0
V-BANCOMER	16/08/2006	2.34	0	0	0	121,989	0	182,984	304,973	0	0	0	0	0	0	0
NCOMER	12/11/2003	1.95	0	0	549,500	0	0	0	0	0	0	0	0	0	0	0
AL BANCARIOS			**565,237**	**17,996,455**	**631,925**	**614,343**	**241,730**	**1,157,545**	**1,569,936**	**0**	**851,600**	**4,996,898**	**470,289**	**5,671,461**	**465,820**	**5,480,366**

LAVE DE COTIZACION: FEMSA
OMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 3 AÑO: 2003

Impresión Previa
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos: Hasta 1 Año	Mas de 1 Año	Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
OVEEDORES																	
OVEEDORES																	
RVEZA			0	0	0	0	0	0	0	0	0	0	0	0	0	0
stibles			13,256	0	0	0	0	0	0	0	0	0	0	0	0	0
[illegible]			0	0	0	0	0	0	0	0	1,071	0	0	0	0	0
[illegible]			48,776	0	0	0	0	0	0	0	0	0	0	0	0	0
de Empaque			36,121	0	0	0	0	0	0	0	13,010	0	0	0	0	0
vicios			60,560	0	0	0	0	0	0	0	5,760	0	0	0	0	0
imicos			1,947	0	0	0	0	0	0	0	0	0	0	0	0	0
ones			619	0	0	0	0	0	0	0	5,305	0	0	0	0	0
veedores Agencias			116,123	0	0	0	0	0	0	0	0	0	0	0	0	0
veedores Licorerías			31,512	0	0	0	0	0	0	0	0	0	0	0	0	0
veedores Transportes			33,625	0	0	0	0	0	0	0	0	0	0	0	0	0
os			152,318	0	0	0	0	0	0	0	3,657	0	0	0	0	0
[illegible]			0	0	0	0	0	0	0	0	0	0	0	0	0	0
centrado			438,781	0	0	0	0	0	0	0	350,842	0	0	0	0	0
car			490,628	0	0	0	0	0	0	0	65,989	0	0	0	0	0
uosa			0	0	0	0	0	0	0	0	16,003	0	0	0	0	0
vase			0	0	0	0	0	0	0	0	23,633	0	0	0	0	0
forma			351,009	0	0	0	0	0	0	0	120,561	0	0	0	0	0
paque			0	0	0	0	0	0	0	0	128,995	0	0	0	0	0
uetes			0	0	0	0	0	0	0	0	4,628	0	0	0	0	0
ciones			37,153	0	0	0	0	0	0	0	62,140	0	0	0	0	0
os			661,322	0	0	0	0	0	0	0	439,490	0	0	0	0	0
PAQUE			0	0	0	0	0	0	0	0	0	0	0	0	0	0
y aluminio			3,798	0	0	0	0	0	0	0	499,390	0	0	0	0	0
iz y tintas			6,897	0	0	0	0	0	0	0	36,899	0	0	0	0	0
presores y partes de ref			55,142	0	0	0	0	0	0	0	50,289	0	0	0	0	0
paque			18,838	0	0	0	0	0	0	0	0	0	0	0	0	0
s			87,949	0	0	0	0	0	0	0	60,586	0	0	0	0	0

CLAVE DE COTIZACION: FEMSA
OMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 3 AÑO: 2003

Impresión Previa
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
OVEEDORES																
ímicos			33,417	0	0	0	0	0	0	0	18,493	0	0	0	0	0
culas			4,942	0	0	0	0	0	0	0	29,659	0	0	0	0	0
ecciones			2,175	0	0	0	0	0	0	0	11,269	0	0	0	0	0
XO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
jetas Telefonicas			335,823	0	0	0	0	0	0	0	0	0	0	0	0	0
frescos y Aguas			276,578	0	0	0	0	0	0	0	0	0	0	0	0	0
arros			166,258	0	0	0	0	0	0	0	0	0	0	0	0	0
ntos Frios			128,966	0	0	0	0	0	0	0	0	0	0	0	0	0
y Galletas			91,675	0	0	0	0	0	0	0	0	0	0	0	0	0
ces y Nieves			83,906	0	0	0	0	0	0	0	0	0	0	0	0	0
os y Energeticos			82,352	0	0	0	0	0	0	0	0	0	0	0	0	0
enas			79,244	0	0	0	0	0	0	0	0	0	0	0	0	0
che			73,029	0	0	0	0	0	0	0	0	0	0	0	0	0
pieza e Higienicos			59,045	0	0	0	0	0	0	0	0	0	0	0	0	0
os y Licores			57,491	0	0	0	0	0	0	0	0	0	0	0	0	0
rroles			54,383	0	0	0	0	0	0	0	0	0	0	0	0	0
os			65,260	0	0	0	0	0	0	0	0	0	0	0	0	0
os			12,528	0	0	0	0	0	0	0	0	0	0	0	0	0
AL PROVEEDORES			**4,251,246**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,947,689**	**0**	**0**	**0**	**0**	**0**
ROS PASIVOS			1,418,903	0	0	0	0	0	0	0	2,450,433	0	0	0	0	0
AL OTROS PASIVOS CULANTES, OTROS CREDITOS			**1,418,903**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**2,450,433**	**0**	**0**	**0**	**0**	**0**

:LAVE DE COTIZACION: FEMSA
OMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 3 AÑO: 2003

Impresión Previa
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
TROS PASIVOS CIRCULANTES																
OTROS CREDITOS																
			6,235,386	17,996,455	631,925	614,343	241,730	1,157,545	1,569,936	0	5,249,722	4,996,898	470,289	5,671,461	465,820	5,480,366

:SERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Previa

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	188,079	**2,066,987**	231,855	2,548,089	4,615,076
PASIVO	**2,143,670**	**23,558,939**	**483,654**	**5,315,367**	**28,874,306**
	746,611		299,147	3,287,630	11,492,888
	1,397,059		184,507	2,027,737	17,381,418
SALDO NETO	**(1,955,591)**	**(21,491,952)**	**(251,799)**	**(2,767,278)**	**(24,259,230)**

OBSERVACIONES

EN OTRAS MONEDAS SE INCLUYEN LOS ACTIVOS Y PASIVOS MONETARIOS PROVENIENTES DE LAS SUBSIDIARIAS DE COCA-COLA FEMSA FUERA DE MÉXICO.
EL TIPO DE CAMBIO APLICABLE PARA EL CIERRE DE SEPTIEMBRE FUE DE 10.99 PESOS POR DÓLAR.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2003**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULC
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Previa

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	24,585,381	21,669,598	(2,915,783)	0.40	(11,787)
FEBRERO	22,997,297	22,121,834	(875,463)	0.28	(2,432)
MARZO	22,762,441	21,650,043	(1,112,398)	0.63	(7,022)
ABRIL	22,476,069	22,323,082	(152,987)	0.17	(261)
MAYO	30,320,857	29,974,861	(345,996)	(0.32)	1,116
JUNIO	43,502,471	49,956,343	6,453,872	0.08	5,331
JULIO	18,445,140	49,538,856	31,093,716	0.14	45,068
AGOSTO	24,707,031	54,607,147	29,900,116	0.30	89,694
SEPTIEMBRE	26,455,821	56,799,970	30,344,149	0.60	180,639
ACTUALIZACION:	0	0	0	0.00	7,104
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	162,298
OTROS	0	0	0	0.00	0
TOTAL					**469,748**

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2003**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**

Impresión Previa

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICA

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Previa

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
CERVEZA	PRODUCCIÓN DE CERVEZA	32,629,333	73
KOF		0	0
MÉXICO	ELABORACION, EMBOTELLADO Y DISTRIBUCION	1,645,691	60
GUATEMALA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	24,392	56
NICARAGUA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	41,171	68
COSTA RICA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	58,691	53
PANAMA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	49,853	35
COLOMBIA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	383,176	38
VENEZUELA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	428,808	33
BRASIL	ELABORACION, EMBOTELLADO Y DISTRIBUCION	410,956	30
ARGENTINA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	206,740	59
EMPAQUE		0	0
FAMOSA HERMETAPAS	MANUFACTURA TAPAS METALICAS	20,000,000	86
FAMOSA LATA BEBIDAS	MANUFACTURA LATA BEBIDAS	3,200,000	99
FAMOSA LATA ALIMENTOS	MANUFACTURA LATA ALIMENTOS	650,000	70
FAMOSA TAPAS DE PLASTICO	MANUFACTURA TAPAS DE PLASTICO	1,100,000	100
GRAFO-REGIA	PRODUCCION DE TRABAJOS DE ARTES GRAFICAS (TONS)	13,500	94
SIVESA	FABRICACION DE BOTELLAS DE VIDRIO (UDS)	1,250,000	82
PTM	MANUFACTURA DE PRODUCTOS DE PLASTICO	7,080	65
QUIMIPRODUCTOS	FABRICA DE PRODUCTOS QUIMICOS	17,412	79
VENDO	FABRICA DE REFRIGERADORES COMERCIALES	180,300	59

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
Impresión Previa

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
NO APLICA					

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2003**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Previa

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
COCA-COLA FEMSA REFRESCOS	929,110	11,880,436	605,451	16,748,782		SPRITE,LIFT,CIEL, DELAWARE PUNCH COCA-COLA, FANTA COCA-COLA LIGHT SENZAO, BEAT	CONSUMIDORES Y DETALLISTAS
FEMSA CERVEZA CERVEZA	17,940	4,656,199	16,762	14,986,940		TECATE, TECATE LIGH CARTA BLANCA, SUPEI DOS EQUIS LAGER, DO INDIO, SOL, BOHEMIA	CONSUMIDORES Y DETALLISTAS
FEMSA COMERCIO VENTAS AL DETALLE OTRAS VENTAS				11,895,961 650,197		VARIOS	CONSUMIDOR FINAL
TOTAL		16,536,635		44,281,880			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2003**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

PAGINA 2
CONSOLIDADO
Impresión Previa

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
CERVEZA			1,564	1,134,233	70 PAISES	TECATE,DOS EQUIS, SOL, BOHEMIA, CARTA BLANCA, CHIHUAHUA	CONSUMIDORES Y DETALLISTAS
LATA BEBIDAS			456,370	290,329	USA/CARIBE/ CENTROAMERICA	FAMOSA	BALL CORPORATION/B LOS PORTALES/FLORII
HERMETAPA			6,026,211	274,825	CHILE/CARIBE/ USA	FAMOSA	LABATT / MILLER COORS BREWING/CIA.
TAPA ECOLÓGICA			198,880	38,354	CARIBE/SALVADOR HONDURAS	FAMOSA	INTERCER BUCANERO LOS PORTALES/DOLE I
FLEXIBLES (TONS)				8,657	CENTROAMERICA/	GRAFO	COLGATE PALMOLIVE
BOTELLAS			15,334	17,346	CARIBE	SISA	
REFRESCOS			363,358	6,776,596	ARGENTINA /BRASIL/	SPRITE, DIET SPRITE	CONSUMIDORES Y
					COLOMBIA/COSTA RICA/	QUATRO, TAI, KIN,	DETALLISTAS
					GUATEMALA/NICAR AGUA	SCHWEPPES, FANTA	
					PANAMA/VENEZUE LA	COCA-COLA,	
						COCA-COLA LIGHT	
OTRAS VENTAS				109,489			
TOTAL				8,649,829			

OBSERVACIONES

OTRAS VENTAS INCLUYE LAS VENTAS DE FEMSA EMPAQUES AL MERCADO NACIONAL POR PS. 4,608.4 MILLONES, NETO DE LA ELIMINACIÓN DE SUBSIDIARIAS POR VENTAS INTEREMPRESAS POR PS. 4,073.7 MILLONES.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: 3 AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CONSOLIDADO
Impresión Previa

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		1	600,000,000	2,137,740,090		2,737,740,090	300,000	2,348,655
D		1		2,559,570,360		2,559,570,360		
TOTAL			600,000,000	4,697,310,450	0	5,297,310,450	300,000	2,348,655

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
5,297,310,450

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2003**

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Previa

NO APLICA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Previa

Incorporación de Subsidiarias en el Extranjero.

Los registros contables de las subsidiarias en el extranjero se realizan en la moneda local del país de origen.

Para su incorporación a los estados financieros consolidados se actualizan a poder adquisitivo de la moneda local de cierre del periodo aplicando la inflación del país de origen y posteriormente, se convierten a pesos mexicanos utilizando el tipo de cambio aplicable al cierre del periodo.

La variación en la inversión neta en la subsidiaria en el extranjero generada por la fluctuación del tipo de cambio, se incluye en el resultado acumulado por conversión y se registra en el capital contable.

La fluctuación cambiaria derivada de financiamientos para la compra de subsidiarias en el extranjero se registra de la siguiente manera:

· Si la Compañía ha designado una cobertura económica, la fluctuación cambiaria se presenta en la cuenta de resultado por conversión hasta por el monto en el que la inversión cubra el financiamiento contratado, neto de su efecto fiscal. La fluctuación cambiaria correspondiente a la parte no cubierta del financiamiento se registra en el costo integral de financiamiento.

· Si la Compañía no designó cobertura económica, el monto total de la fluctuación cambiaria se registra dentro del costo integral de financiamiento.

Asimismo, la ganancia o pérdida por posición monetaria generada por financiamientos para la compra de subsidiarias en el extranjero se registra de la siguiente manera:

· Si la Compañía ha designado una cobertura económica, la ganancia o pérdida por posición monetaria se calcula utilizando el índice de precios del país de origen de la subsidiaria hasta por el monto en el que la inversión cubra el financiamiento contratado por considerarse como parte integrante de la inversión en el extranjero. La parte no cubierta del financiamiento se calcula utilizando el INPC. El efecto total se registra en el costo integral de financiamiento.

· Si la Compañía no designó cobertura económica, la ganancia o pérdida por posición monetaria se calcula utilizando el INPC y se registra dentro del costo integral de financiamiento

El crédito mercantil originado por la adquisición de subsidiarias en el extranjero se registra en la moneda funcional de la subsidiaria por ser la moneda en que se recuperará la inversión y se actualiza aplicando la inflación del país de origen y el tipo de cambio al cierre del periodo.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fomento Económico Mexicano S.A. de C.V.

Date: October 24, 2003

By: ______________________
Name: Federico Reyes
Title: Executive Vice President of Finance and Planning